UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. ___)*

IMARX THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

 45248L 308
(CUSIP Number)

September 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45248L 308	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saints Capital Everest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A (a) [__] (b) [__]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,176,471
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,176,471
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,176,471
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.57%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 45248L 308	13G	Page 3 of 5 Pages

Item 1(a).               Name of Issuer:

ImaRx Therapeutics, Inc.

Item 1(b).               Address of Issuer’s Principal Executive Offices:

1730 East River Road, Suite 200, Tucson, AZ 85718-5893

Item 2(a).               Name of Person Filing:

Saints Capital Everest, L.P.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

475 Sansome Street, Suite 1850
San Francisco, CA  94111

Item 2(c).               Citizenship:

Formed under the laws of the State of Delaware

Item 2(d).               Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).               CUSIP Number:

45248L 308

Item 3.                    Not Applicable.

Item 4.                    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned: 1,176,471 shares of common stock

 (b)           Percent of class:  11.57%

CUSIP No. 45248L 308	13G	Page 4 of 5 Pages

The foregoing percentage is calculated based on the number of shares outstanding on August 12, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q  filed with the SEC on August 14, 2008.

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  1,176,471

(ii)           Shared power to vote or to direct the vote:  - 0 -

(iii)           Sole power to dispose or to direct the disposition of:

1,176,471 shares of common stock

(iv)           Shared power to dispose or to direct the disposition of:  - 0 -

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [__].

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certification.

By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connections with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45248L 308	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2008

Saints Capital Everest, L.P.

By: Saints Capital Everest, LLC
Its General Partner

By: /s/ David Quinlivan
David Quinlivan
Managing Member